Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

September 22, 2011

VIA ELECTRONIC DELIVERY
Mr. John Stickel
Attorney-Advisor
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-3561

Re:	Astra Ventures, Inc.
Amendment No. 2 to Registration Statement on Form S-1/A
Filed July 29, 2011
File Number 333-173949

Dear Mr. Stickel:

This letter is in response to your comment letter dated August 10, 2011 to Sieg Badke, President of Astra Ventures, Inc. (the “Company”), regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1/A filed July 29, 2011. We have today filed electronically on EDGAR a marked copy of the Company’s Registration Statement on Form S-1/A (the “Registration Statement”) along with this letter.  These revisions incorporate the changes made in response to your comments which are itemized below.

COMMENT 1:

About our Company, page 1

1.           We note your response to our prior comment four. Please also disclose your losses for the most recently completed fiscal year and interim stub.

Response:

The Company has disclosed the losses for the most recently completed fiscal year and interim stub and its accumulated deficit in the Prospectus Summary.

U. S. Securities and Exchange Commission
September 22, 2011

COMMENT 2:

Plan of Operation, page 19

2.           We note your response to our prior comment five, and we reissue in part. We note references, for example in the last paragraph on page 19, to your plans to operate as an importer and exporter, develop revenue sharing arrangements, buy and sell rights to distribute multiple productions, develop and/or acquire existing distribution networks, and acquire other companies. Please explain to us clearly why you are unable to establish timelines and estimated costs for these plans. Additionally we also refer you to comment seven of our letter dated June 1, 2011 requesting disclosure of an estimate of the amount needed to accomplish your goals in the Prospectus Summary.

Response:

The Company has revised the Plan of Operation to include timetables and approximate costs of achieving its first, second and ongoing primary business goals.  The estimated costs have been stated in ranges because of the factors, as noted in the Prospectus, which render timetables and cost estimates unpredictable. The Company has included disclosure of its secondary plans if such opportunities arise and it is unable to meet its primary goals. The Company has disclosed cost estimates of achieving its goals in the Prospectus Summary as requested.

OTHER:

The Company has updated the Summary Financial Data on page 3.

The Company has also added an additional risk factor discussing the unpredictable nature of the environment in which the Company will operate.

CONCLUSION:

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in their filing.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Securities and Exchange Commission
September 22, 2011

We trust that the Company’s responses and revisions address the comments raised in your letter to the Company dated June 29, 2011.  However, the Company will provide further information and make further revisions at your direction.

Very truly yours,

/s/ Kristen A. Baracy

Kristen A. Baracy